

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 20, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Stuart L. Merkadeau, Esq.
Senior Vice President, General Counsel and Secretary
FormFactor, Inc.
7005 Southfront Road
Livermore, CA 94551

> **Re: FormFactor, Inc.**
> **Form 10-K for the Year Ended December 27, 2008**
> **Form 10-Q for the quarterly period ended March 28, 2009**
> **File No. 000-50307**

Dear Mr. Merkadeau:

     We have completed our review of your Form 10-K for the fiscal year ended December 27, 2008 and related filings and do not, at this time, have any further comments.

     Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

                              Sincerely,

                              Tim Buchmiller
                              Senior Attorney